Exhibit 99.15

CONSENT OF ALS LABORATORY GROUP

We consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to certain technical information related to drilling activities and related sampling and analysis of the Nechalacho Project (the “Technical Information”), included in the Annual Information Form of the Company for the year ended August 31, 2013 (the “AIF”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to our name and the Technical Information in the AIF, which are included in the annual report on Form 40-F.

Dated: November 29, 2013
ALS LABORATORY GROUP

/s/ Stuart McLeod
Name: Stuart McLeod
Title: Manager Client Service